UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 000-51360

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

(Full title of the Plan)

LIBERTY GLOBAL, INC.

(Issuer of the securities held pursuant to the Plan)

12300 Liberty Boulevard

Englewood, Colorado  80112

(Address of its principal executive office)

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

Report of Independent Registered Public Accounting Firm

To Plan Participants and the Administrative Committee

Liberty Global 401(k) Savings and Stock Ownership Plan:

We have audited the accompanying statements of net assets available for Plan benefits of the Liberty Global 401(k) Savings and Stock Ownership Plan (the Plan) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for Plan benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for Plan benefits for the year ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2006 and reportable transactions for the year ended December 31, 2006 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Anton Collins Mitchell LLP

Denver, Colorado
June 25, 2007

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

Statements of Net Assets Available for Plan Benefits

	December 31,
	2006	2005

Cash and cash equivalents	$546	$276

Investments, at fair value:
Money market funds	793,888	255,261
Mutual funds	9,275,065	7,613,199
Employer stock	4,377,537	3,377,657
Common collective trust	60,234	116,666
Participant loans	144,062	119,126
Total investments	14,650,786	11,481,909

Receivables:
Employer contributions receivable, net of forfeitures	189,237	165,887
Employee contributions receivable	—	22,931
Total receivables	189,237	188,818

Net assets available for Plan benefits at fair value	14,840,569	11,671,003

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	605	1,324

Net assets available for Plan benefits	$14,841,174	$11,672,327

See accompanying notes to financial statements.

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31, 2006

Additions to net assets attributed to:
Contributions:
Participant	$1,307,031
Employer, net of forfeitures applied	1,144,325
Rollovers	175
Other	27,925
Total contributions	2,479,456

Investment income:
Interest and dividends	569,639
Net appreciation in fair value of investments	1,705,820
Total investment income	2,275,459
Total additions	4,754,915

Deductions from net assets attributed to:
Distributions to participants	(1,579,015)
Administrative expenses	(7,053)
Total deductions	(1,586,068)

Net increase in net assets available for Plan benefits	3,168,847

Net assets available for Plan benefits, beginning of year	11,672,327

Net assets available for Plan benefits, end of year	$14,841,174

See accompanying notes to financial statements.

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

Notes to Financial Statements

(1)   Description of the Plan

The following description of the Liberty Global 401(k) Savings and Stock Ownership Plan (the Plan) provides only general information. The Plan was known as the UnitedGlobalCom, Inc. 401(k) Savings and Stock Ownership Plan prior to January 1, 2006. Participants and all others should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

On June 15, 2005, Liberty Global, Inc. (LGI) completed certain mergers whereby LGI acquired all of the capital stock of UnitedGlobalCom, Inc. (UGC) that Liberty Media International, Inc. (LMI) did not already own, and LMI and UGC each became wholly owned subsidiaries of LGI (the LGI Combination).

In the LGI Combination, (i) each outstanding share of LMI Series A common stock, LMI Series B common stock and LMI Series C common stock was exchanged for one share of the corresponding series of LGI common stock, and (ii) each outstanding share of UGC Class A common stock, UGC Class B common stock and UGC Class C common stock (other than those shares owned by LMI and its wholly owned subsidiaries) was converted into the right to receive for each share of common stock owned either (i) 0.2155 of a share of LGI Series A common stock and 0.2155 of a share of LGI Series C common stock (plus cash for any fractional share interest) or (ii) $9.58 in cash. Cash elections were subject to proration so that the aggregate cash consideration paid to UGC’s stockholders would not exceed 20% of the aggregate value of the merger consideration payable to UGC’s public stockholders.

Unless the context otherwise indicates, pre-LGI Combination references to shares of UGC and LMI common stock are presented in terms of the number of shares of LGI common stock issued in exchange for such UGC shares in the LGI Combination.

The Plan was established January 1, 1994 and is a defined contribution plan sponsored by LGI. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan has been amended and restated at various dates, most recently as of January 1, 2006, at which time the name of the Plan was changed to the Liberty Global 401(k) Savings and Stock Ownership Plan. Employees of LGI and its 80% or more owned subsidiaries are eligible to participate. Collectively bargained employees, leased employees and Puerto Rico employees are not eligible for the Plan. LGI reserves the right to change the terms of the Plan at any time.

Trustee and Recordkeeper

The trustee and recordkeeper of the Plan is Fidelity Management Trust Company (Fidelity or Trustee).

Contributions

Participants who are residents or citizens of the United States may make pre-tax contributions to the Plan of up to 60% of their eligible compensation, as defined in the Plan. Participants who are not residents or citizens of the United States may make after-tax contributions to the Plan. Catch-up contributions, as defined in the Economic Growth and Tax Relief Reconciliation Act of 2001, are permitted for those eligible employees and are not matched by the employer. Participants may change their contribution percentages on each January 1, April 1, July 1 or October 1. LGI may make matching contributions equal to 100% of participant contributions, up to a maximum match of 10% of eligible compensation. LGI reserves the right to change the matching contribution at any time. All participant contributions and employer matching contributions are subject to limitations as determined annually by the Internal Revenue Service (IRS). Employee pre-tax contributions and combined employee/employer contributions per participant were limited to $15,000 and $44,000, respectively, in 2006.

Employee contributions may be invested in any investment in the Plan at the employee’s election. All employer matching contributions are made in LGI Series C common stock. Participants who are fully vested in their employer contributions can transfer the investment in LGI Series A and LGI Series C common stock contributed by the employer to any investment in the Plan. Employer contributions for participants who are not fully vested remain in LGI Series C common stock.

Rollovers

Participants may elect to rollover amounts from other qualified plans or individual retirement accounts into the Plan provided that certain conditions are met.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of their vested account balance. Unless the loan is for the purchase of a participant’s primary residence, loans must be repaid within five years and bear interest at a rate equal to the prime rate in effect on the first day of the calendar quarter in which the loan is originated plus 1%. Loans transferred from other plans retain the repayment terms and interest rates in effect at the time of transfer. Loans are secured by the vested balance in the participant’s account, and bear interest at rates ranging from 5.00% to 9.25% at December 31, 2006. Principal and interest are paid ratably through monthly payroll deductions.

Forfeitures

Forfeitures of employer contributions (due to participants’ termination prior to full vesting) are used to offset future matching contributions and pay Plan expenses. Forfeitures of $9,057 were used to offset employer contributions for 2006. Unallocated forfeitures available as of December 31, 2006 and 2005 were $43,475 and $22,759, respectively. During the year ended December 31, 2006, the Company utilized $3,020 of forfeitures to pay Plan expenses.

Investment Options

As of December 31, 2006, the Plan has various investment options including a money market fund, a common collective trust, 21 mutual funds and two employer stock funds. Plan participants may change investment options on any day the New York Stock Exchange is open for trading.

Benefit Payments

Distributions from the Plan may be made to a participant upon attaining normal retirement age of 65, death, total disability or termination of employment. A participant may also be eligible for withdrawal in the case of financial hardship as defined in the Plan. Distributions and other withdrawals are processed on a daily basis. Benefits may be paid in a lump-sum, or in installments, and employer stock may be received in-kind. In-kind distributions are priced at fair value and are accounted for when shares are transferred by the Trustee to participants.

Vesting

Participant contributions are always fully vested. Participants acquire a vested right in employer matching contributions as follows:

	Vesting Percentages
Years of service	Employer contributions on or after January 1, 2004	Employer contributions prior to January 1, 2004
Less than 1	0%	0%
1	33%	25%
2	66%	50%
3	100%	75%
4 or more	100%	100%

Plan Termination

Although LGI has not expressed any intent to terminate the Plan, it may do so at any time, subject to the provisions of ERISA. The Plan provides for full and immediate vesting of all participant rights upon termination of the Plan.

Participant Accounts

Participant accounts are credited with the participant’s contributions, employer contributions, earnings and losses on investments and charged with participant withdrawals and distributions on a daily basis. The investment earnings or losses of each investment fund are allocated to each participant’s account in accordance with the Plan document.

(2)   Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis and present the net assets available for Plan benefits and the changes in those net assets.

Investments

Investments are reflected in the accompanying financial statements at fair value. Fair value represents the closing prices for those securities having readily available market quotations, and fair value as determined by the Trustee with respect to other securities. The Plan’s interest in the common collective trust is valued at fair value based on information reported by the Trustee.

The Financial Accounting Standards Board (FASB) issued Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). Under the FSP, only assets that are attributable to fully benefit-responsive investment contracts are eligible for contract value accounting treatment. The FSP became effective for fiscal years ending after December 15, 2006. The FSP was adopted by the Plan for the year ended December 31, 2006 and applied retrospectively, as required by the FSP.

The Plan invests in a common collective trust, the Fidelity Managed Income Portfolio, which meets the definition of the fully benefit-responsive investment contract. The FSP requires the Statements of Net Assets Available for Plan Benefits to present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value basis. The Statement of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis.

Net appreciation (depreciation) in fair value of investments as reflected in the accompanying statement of changes in net assets available for Plan benefits is determined as the difference between fair value at the beginning of the period (or date purchased during the year) and selling price or year-end fair value.

Securities and investment transactions are accounted for on the trade date. The cost basis of shares distributed is determined using the moving average method. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

Income Taxes

The IRS has determined and informed LGI by a letter dated November 3, 2005 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended and restated since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Voting Rights of Company Stock

Fidelity holds shares of LGI common stock on behalf of the Plan. Each participant or beneficiary of a deceased participant shall have the right to direct the Trustee as to the manner of voting and exercise of all other rights which a shareholder of record has with respect to shares of LGI common stock which have been allocated to the participant’s account.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Plan Expenses

Any employer contribution amounts forfeited may be used to offset employer match contributions or to pay Plan expenses, except for any fees related to loans, which are paid by participants. Any additional administrative expenses of the Plan are paid by LGI.

Payment of Benefits

Benefits are recorded when paid.

Contributions

Contributions are recorded in the period payroll deductions are made.

Related Party/Party-in-Interest Transactions

Under the terms of a trust agreement between LGI and the Trustee, the Trustee manages certain funds on behalf of the Plan and has been granted authority concerning purchases and sales of investments for the trust funds. Certain of the Plan’s investments are mutual funds, a money market fund and a common collective trust fund managed by Fidelity. There are also two funds which are comprised of LGI common stock. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

(3)    Recent Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2007. The Plan has not completed its evaluation of the impact of this standard on the financial statements.

(4)   Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2006 and 2005 are as follows:

	December 31,
	2006	2005

Liberty Global, Inc. Series A common stock *	$1,581,193	$1,652,146
Liberty Global, Inc. Series C common stock *	$2,796,344	$1,725,511
Fidelity Diversified International Fund	$1,834,915	$1,369,684
Fidelity Blue Chip Growth Fund	$1,466,232	$1,544,204
Fidelity Equity-Income Fund	$1,328,023	$1,234,994
The Oakmark Equity and Income Fund	$1,296,091	$1,150,620
Fidelity Retirement Money Market Portfolio	$793,888	$255,261	**
Allianz NFJ Small Cap Value Fund - Administrative Class	$760,351	$514,488	**

*     Participant and non-participant directed investments

**   Represents less than 5% of the Plan’s net assets at December 31, 2005

(5)   Changes in Net Assets Available for Plan Benefits by Investment Alternative

	Year ended December 31, 2006
	Company common stock*	Other investments**	Total

Additions to net assets attributed to:
Contributions:
Participant	$20,989	$1,286,042	$1,307,031
Employer, net of forfeitures applied	1,144,325	—	1,144,325
Rollovers	—	175	175
Other	—	27,925	27,925
Total contributions	1,165,314	1,314,142	2,479,456

Investment income:
Interest and dividends	—	569,639	569,639
Net appreciation in fair value of investments	1,097,156	608,664	1,705,820
Total investment income	1,097,156	1,178,303	2,275,459
Total additions	2,262,470	2,492,445	4,754,915

Deductions from net assets attributed to:
Distributions to participants	(345,799)	(1,233,216)	(1,579,015)
Administrative expenses	(862)	(6,191)	(7,053)
Total deductions	(346,661)	(1,239,407)	(1,586,068)

Exchanges, participant loan withdrawals and repayments, net	(915,929)	915,929	—

Net increase in net assets available for Plan benefits	999,880	2,168,967	3,168,847

Net assets available for Plan benefits, beginning of year	3,377,657	8,294,670	11,672,327

Net assets available for Plan benefits, end of year	$4,377,537	$10,463,637	$14,841,174

*     Participant and non-participant directed investments

**   Participant directed investments

(6)   Concentrations, Risks and Uncertainties

The Plan invests in various money market and mutual funds, a common collective trust and in common stock of LGI. Investment securities are exposed to various risks such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for Plan benefits. Investment in the common stock of LGI represents approximately 29% of the net assets available for Plan benefits as of December 31, 2006 and 2005. Changes in the LGI common stock price can have a significant impact on the Plan’s net assets available for Plan benefits.

(7)   Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for Plan benefits per the accompanying financial statements to Form 5500:

December 31, 2006
Net assets available for Plan benefits per the accompanying financial statements	$14,841,174
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(605)
Net assets available for Plan benefits per the Form 5500	$14,840,569

Year ended December 31, 2006

Net investment income per the accompanying financial statements	$2,275,459
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(605)
Total investment income per the Form 5500	$2,274,854

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

FORM 5500 SCHEDULE H, Part IV, Line 4i

December 31, 2006

Supplemental Schedule 1

Identity of Issue, Borrower, Lessor or Similar Party		Description of investment	Shares	Fair Value

*	Cash (held in stock purchase account)	Cash	—	$546
*	Fidelity Retirement Money Market Portfolio	Money market fund	793,888	793,888
*	Liberty Global, Inc. Series A common stock	Company common stock	54,243	1,581,193	(a)
*	Liberty Global, Inc. Series C common stock	Company common stock	99,869	2,796,344	(b)
*	Fidelity Managed Income Portfolio	Common collective trust	60,234	60,234
*	Spartan U.S. Equity Index Fund	Mutual fund	6,080	305,079
*	PIMCO High Yield Fund - Administrative Class	Mutual fund	15,961	157,858
*	Allianz NFJ Small Cap Value Fund - Administrative Class	Mutual fund	24,331	760,351
*	Baron Growth Fund	Mutual fund	9,930	495,327
*	The Oakmark Equity and Income Fund	Mutual fund	50,081	1,296,091
*	Fidelity Equity Income Fund	Mutual fund	22,682	1,328,023
*	Fidelity Inflation Protected Bond Fund	Mutual fund	1,473	15,751
*	Fidelity Investment Grade Bond Fund	Mutual fund	76,003	560,143
*	Spartan Extended Market Index Fund	Mutual fund	10,534	405,871
*	Fidelity Blue Chip Growth Fund	Mutual fund	33,090	1,466,232
*	Fidelity Diversified International Fund	Mutual fund	49,659	1,834,915
*	Fidelity Freedom Income Fund	Mutual fund	55	636
*	Fidelity Freedom 2000 Fund	Mutual fund	6,018	74,988
*	Fidelity Freedom 2005 Fund	Mutual fund	763	8,863
*	Fidelity Freedom 2010 Fund	Mutual fund	7,439	108,760
*	Fidelity Freedom 2015 Fund	Mutual fund	20,201	246,456
*	Fidelity Freedom 2020 Fund	Mutual fund	4,899	76,082
*	Fidelity Freedom 2025 Fund	Mutual fund	441	5,637
*	Fidelity Freedom 2030 Fund	Mutual fund	2,833	45,421
*	Fidelity Freedom 2035 Fund	Mutual fund	3,059	40,354
*	Fidelity Freedom 2040 Fund	Mutual fund	4,454	42,227
*	Participant loans	Interest rates ranging from 5.00% to 9.25%, with various maturity dates	—	144,062
	Total			$14,651,332

*                  All investments are held by Fidelity, which is a party-in-interest. LGI is the Plan sponsor, which is a party-in-interest.

(a)           Historical aggregate cost of Liberty Global, Inc. Series A common stock is $1,040,573.

(b)          Historical aggregate cost of Liberty Global, Inc. Series C common stock is $1,981,034.

See accompanying report of independent registered public accounting firm.

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS

FORM 5500 SCHEDULE H, Part IV, Line 4j

For the Year ended December 31, 2006

Supplemental Schedule 2

Identity of party involved	Description of asset	Number of transactions	Purchase price	Selling price	Cost of asset	Current value of asset on transaction date	Net gain
Category (i) - individual transactions in excess of 5% of Plan assets: None Category (iii) - series of transactions in excess of 5% of Plan assets:
Liberty Global, Inc. Series C common stock (a)	Company common stock	18	$1,132,837	$—	$1,132,837	$1,132,837	$—
Liberty Global, Inc. Series C common stock (a)	Company common stock	42	$—	$787,488	$687,602	$787,488	$99,886

(a)                                    Represents a party-in-interest.

See accompanying report of independent registered public accounting firm.

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

By:	/s/ MICHELLE L. KEIST
Michelle L. Keist
Member of Administrative Committee
June 25, 2007

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

EXHIBIT INDEX

Shown below are the exhibits, which are filed or furnished as a part of this Report—

23 – Consent of Independent Registered Public Accounting Firm